FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of July 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on June 29, 2009, by Panasonic Corporation (the registrant), announcing the progress regarding preparation for tender offer by Panasonic for SANYO shares (update).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: July 2, 2009

FOR IMMEDIATE RELEASE

Contacts:

Panasonic Corporation	SANYO Electric Co., Ltd.
Akira Kadota	Hiroyuki Okamoto, Kumiko Makino
International PR	Global Communications Dept.
+81-3-6403-3040	+81-3-6414-8621

Panasonic News Bureau
+81-3-3542-6205

Makoto Mihara	Kenichi Sato
Investor Relations	Investor Relations
+81-6-6908-1121	+81-6-6994-3468

Progress Regarding Preparation for Tender Offer by Panasonic for SANYO Shares

(Update)

Osaka, June 29, 2009 — Panasonic Corporation (NYSE: PC/ TSE: 6752, “Panasonic”) and SANYO Electric Co. Ltd. (TSE: 6764, “SANYO”) are currently preparing for the public tender offer for SANYO shares by Panasonic (the “Tender Offer”) following the conclusion of the Capital and Business Alliance Agreement announced in the press release titled “Panasonic and SANYO Agree to Capital and Business Alliance” dated December 19, 2008. This is an update, following the progress reports dated February 27 and April 28, 2009, on the progress of preparation including the procedures required for the launch of the Tender Offer under domestic and foreign competition laws and regulations as follows:

Pursuant to domestic and foreign competition laws and regulations, necessary procedures in Japan, the U.S., Europe, China and other countries required for the launch of the Tender Offer are in progress, including responses to the Request for Additional Information (Second Request) which Panasonic and SANYO received in the U.S. The procedures in some of the countries have been completed and Panasonic and SANYO will continue to make their efforts to promptly complete necessary procedures and measures in the remaining countries. The Tender Offer is scheduled to be launched as soon as practicable following the completion of necessary procedures and measures under domestic and foreign competition laws and regulations.

As reported in the press release dated December 19, 2008, Oceans Holdings Co., Ltd. (an affiliate company of Goldman Sachs Group, Inc.), Evolution Investments Co., Ltd. (a wholly-owned subsidiary of Daiwa Securities SMBC Principal Investments Co., Ltd.) and Sumitomo Mitsui Banking Corporation, which are the major shareholders of SANYO, have been positively considering the sale of SANYO shares in the Tender Offer. Among them, Panasonic entered into a tender agreement with Evolution Investments Co., Ltd. on March 31, 2009, under which Evolution Investments Co., Ltd. will, subject to certain conditions, tender in the Tender Offer, from among the SANYO shares that it holds, all shares of Class A preferred stock (89,804,900 shares) and most shares of Class B preferred stock (64,134,300 shares), the sum of which would be equivalent to 25.00% of the aggregate number of issued shares of SANYO on a full diluted basis. In addition, Panasonic entered into a tender agreement with Sumitomo Mitsui Banking Corporation on April 30, 2009, under which Sumitomo Mitsui Banking Corporation will, subject to certain conditions, tender in the Tender Offer, from among the SANYO shares that it holds, all shares of Class A preferred stock (2,932,400 shares) and most shares of Class B preferred stock (54,349,700 shares), the sum of which would be equivalent to 9.30% of the aggregate number of issued shares of SANYO on a full diluted basis.

Update on further progress of procedures under the competition laws and regulations and information on the timing of the launch will be announced by late August 2009.

About Panasonic

Best known for its Panasonic brand name, Panasonic Corporation is a worldwide leader in the development and manufacturing of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.77 trillion yen (approx. US$78.4 billion) for the year ended March 31, 2009. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

About SANYO

SANYO Electric Co., Ltd. is a leading company for energy and environment, providing solutions for energy, environment and lifestyle applications based on its brand vision ‘Think GAIA.’ SANYO’s businesses are divided into three business domains: Energy, Ecology and Electronics. These three areas cover a broad range of products and services such as rechargeable batteries, photovoltaic systems, HVAC/R equipment, digital imaging devices, personal navigation systems, home appliances, electronic components and others. For further information, please visit SANYO’s web site at http://sanyo.com/.

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